SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras hereby calls the shareholders of the Company to attend the Annual and the Special Meetings of Shareholders on April 2nd, 2014, at 3:00 p.m., at the auditorium of the registered office, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to resolve the following matters:

Annual Meeting of Shareholders

I.            Management Report and Financial Statements, accompanied by the opinion of the Audit Committee, concerning the fiscal year closed on December 31st, 2013;

II.            Capital Budget concerning the period of 2014;

III.            Allocation of the result of the period of 2013;

IV.            Election of the directors;

V.            Election of the chairman of the Board of Directors; and

VI.            Election of the members of the audit committee and the corresponding deputies.

Special Meeting of Shareholders

I.                     Fixing of the managers’ and the auditors’ compensation.

II.                     Increase of the capital stock upon incorporation of the fiscal incentives reserve formed in 2013, in the amount of R$ 21 million, pursuant to article 35, paragraph 1, of Ordinance No. 2.091/07 of the State Ministry of National Integration, increasing the capital stock from R$ 205,411 million to R$ 205,432 million, not resulting in modification of the number of common and preferred shares, pursuant to article 40, item III, of the Articles of Incorporation of the Company, and the resulting amendment of article 4 of the referred Article of Incorporation.

III.                     Merger of Termoaçu S.A. (“Termoaçu”) into Petrobras in order to:

(1)                     Ratify the hiring of APSIS Consultoria e Avaliações Ltda. by Petrobras for the preparation of the Appraisal Report, at book value, of Termoaçu, under paragraph 1 of article 227 of Law No. 6.404, of 12-15-1976;

(2)                     Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for the appraisal, at book value, of the equity of Termoaçu;

(3)                     Approve, concerning all of its terms and conditions, the Protocol of Justification of the Merger, entered into between Termoaçu and Petrobras on 05-02-2014;

(4)                     Approve the merger of Termoaçu into Petrobras, resulting in dissolution thereof, without increasing the capital stock of Petrobras; and

(5)                     Authorize the Executive Board of Petrobras to practice any and all acts required for the merger, and legalization of the status of the absorbed company and the surviving company before the agencies of competent jurisdiction, as necessary.

IV.          Merger of Termoceará Ltda. (“Termoceará”) into Petrobras in order to:

(1)                     Ratify the hiring of APSIS Consultoria e Avaliações Ltda. by Petrobras for the preparation of the Appraisal Report, at book value, of Termoceará, under paragraph 1 of article 227 of Law No. 6.404, of 12-15-1976;

(2)                     Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for the appraisal, at book value, of the equity of Termoceará;

(3)                     Approve, concerning all of its terms and conditions, the Protocol of Justification of the Merger, entered into between Termoceará and Petrobras on 01-23-2014;

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(4)                     Approve the merger of Termoceará into Petrobras, resulting in dissolution thereof, without increasing the capital stock of Petrobras; and

(5)                     Authorize the Executive Board of Petrobras to practice any and all acts required for the merger, and legalization of the status of the absorbed company and the surviving company before the agencies of competent jurisdiction, as necessary.

V.          Merger of Companhia Locadora de Equipamentos Petrolíferos – CLEP  (“CLEP”) into Petrobras in order to:

(1)                     Ratify the hiring of PricewaterhouseCoopers Independent Auditors by Petrobras for the preparation of the Appraisal Report, at book value, of CLEP, under paragraph 1 of article 227 of Law No. 6.404, of 12-15-1976;

(2)                     Approve the Appraisal Report prepared by PricewaterhouseCoopers Independent Auditors for the appraisal, at book value, of the equity of CLEP;

(3)                     Approve, concerning all of its terms and conditions, the Protocol of Justification of the Merger, entered into between CLEP and Petrobras on 02-12-2014;

(4)                     Approve the merger of CLEP into Petrobras, resulting in dissolution thereof, without increasing the capital stock of Petrobras; and

(5)                     Authorize the Executive Board of Petrobras to practice any and all acts required for the merger, and legalization of the status of the absorbed company and the surviving company before the agencies of competent jurisdiction, as necessary.

The minimum percentage of interest in the capital stock required for the adoption of the multiple votes in order to elect the directors at the Annual Meeting of Shareholders is five percent (5%) of the voting capital, as per CVM Instruction No. 282, of 06-26-1998. The option to request the adoption of the process of multiple votes must be exercised pursuant to paragraph 1 of article 141 of Law No. 6.404, of 12-15-1976.

Shareholders owning preferred shares who become entitled to elect, at the Annual Meeting of Shareholders, in a separate voting, a representative of such class of shares to be a director, must represent, at least, ten percent (10%) of the capital stock, as well as evidence the permanent ownership of the equity interest since January 2nd, 2014.

Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of the Articles of Incorporation of Petrobras, upon presentation of the following documents:

i)      Representative’s identity card;

ii)     A power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);

iii)   Copy of the articles of organization/incorporation of the principal or bylaws of the fund, if applicable;

iv)   Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least two days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held.

In the event of stock loan, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

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Furthermore, the shareholders may choose to vote the matters contained in this Notice of Meeting upon use of the public power of attorney request, as per CVM Instruction No. 481, of December 17th, 2009.

Electronic powers of attorney will be received upon platform Online Meetings, on the website http://www.assembleiasonline.com.br. For such purpose, shareholders must register in such platform.

All documents concerning the matters to be resolved at the Special and the Annual Meetings of Shareholders will be available as of February 28th, 2014, in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under article 133, of Law No. 6.404, of 12-15-1976 and CVM Instruction No. 481, of December 17th, 2009.

Rio de Janeiro, February, 25th, 2014.

Guido Mantega

President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.